Goldman, Sachs & Co. 85 Broad Street New York, New York 10004	Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036

May 9, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Warner Music Group Corp.
Filed on Form S-1
Registration No. 333-123249

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 22, 2005 and the date hereof 41,057 copies of the Preliminary Prospectus dated April 22, 2005 were distributed as follows: 36,621 to 15 prospective underwriters; 4,013 to 4,013 institutional investors; 350 to 2 prospective dealers; 1 to 1 individual; 9 to 3 rating agencies and 63 to 14 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2 p.m., Eastern time on May 10, 2005 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. INCORPORATED
As Representatives of the
Prospective Underwriters

By:	/s/ GOLDMAN, SACHS & CO. (Goldman, Sachs & Co.)
Morgan Stanley & Co. Incorporated
By:	/s/ WILLIAM L. BLAIS Name: William L. Blais Title: Managing Director